Exhibit 99.1

PRESS RELEASE

BRP Announces Appointment of Denis Le Vot as

President and Chief Executive Officer

Valcourt, Quebec, December 16, 2025 – BRP Inc. (NASDAQ/TSX:DOO) is pleased to announce the appointment of Denis Le Vot as President and Chief Executive Officer (“CEO”), effective February 1st, 2026, at which time José Boisjoli will retire as President and CEO of BRP and step down from his role as Chair of the Board of Directors (“Board”), as previously announced. Mr. Le Vot will also become a member of the Board of BRP. In addition, BRP announces that Pierre Beaudoin is appointed Chair of the Board effective February 1st, 2026, while Barbara Samardzich will remain Lead Independent Director of the Board.

“On behalf of the Board, I wish to welcome Denis to BRP. On the heels of a successful 30-year career in the automotive industry, Denis is poised to leverage his expertise to create value for all our stakeholders. The automotive industry shares multiple similar market dynamics with the powersports industry and we look forward to drawing on his wealth of experience in this sector,” said Barbara Samardzich, Lead Independent Director. “We are confident that Denis, along with BRP’s seasoned executive team, will advance the Company’s M28 strategic plan and drive long-term growth to ensure it continues to solidify its position as a leading global powersports OEM.”

Mr. Le Vot is a dynamic leader with a proven track record across multiple key executive roles in different countries, driving international growth. His ability to manage global dealer networks combined with his visionary approach to brand building and customer experience will be important assets for BRP.

“I’m grateful for the trust the Board has placed in me, and I’m truly excited to embark on this new adventure and lead BRP into a new chapter,” said Denis Le Vot. “BRP is a company that distinguishes itself as a leader and has built a strong foundation for future growth. Its reputation for technological expertise, bold design vision, and market-shaping products is unmatched. I look forward to collaborating with the talented teams to further enhance BRP’s customers and dealers’ experience, and continue shaping the powersports industry.”

Ms. Samardzich stated: “The Board wants to thank José for his remarkable 36-year tenure with BRP, including 22 years as President and CEO. He spearheaded the Company’s growth story, from a private company spin-off to a publicly-traded, global leading powersports OEM. We would like to express our gratitude to José for all his achievements throughout the years.”

Mr. Le Vot added: “It’s also a privilege to continue the journey José started 20+ years ago, and I would like to congratulate him on his contribution to moving the industry forward.”

“As I conclude my time at BRP, I’m proud of what we have become. I’m confident that BRP is the best-positioned OEM in the industry and the timing could not be better for me to hand over the wheel to Denis, who will work alongside a solid executive team,” said José Boisjoli, Chair of the Board and President and CEO of BRP. “I want to congratulate Denis on his appointment and wish him, and everyone at BRP, a successful adventure ahead.”

Biography of Mr. Denis Le Vot

Denis Le Vot holds an engineering degree from the École des Mines de Paris (France). He joined Renault Group in 1990, where he gained experience and expertise over the next 30 years by holding several leadership positions in Marketing, Sales, After-Sale Services, as well as in Operations and Supply Chain management, mainly in France, Russia, Belgium, Turkey and the United States. He has namely spent six years as the head of the Renault brand in Russia, before successively becoming Senior VP and Chairman of Eurasia Region in 2016, and then Senior VP and Chairman of Nissan North America. In 2019, he returned to France as Senior VP, Light Commercial Vehicles Business Unit, Alliance Renault-Nissan-Mitsubishi, and became a member of Renault Group’s Management Committee. In 2021, he was appointed Executive VP, Chief Executive Officer, Dacia Brand. Mr. Le Vot recently decided to leave Renault Group and will join BRP as President and Chief Executive Officer as of February 1st, 2026.

Biography of Mr. Pierre Beaudoin

Pierre Beaudoin is a corporate director. Mr. Beaudoin joined the Marine Products division of Bombardier Inc. in 1985. Over the following years, he held vice-presidential positions for the Sea-Doo/Ski-Doo division before being appointed President of Bombardier Inc. in 1994. In 1996, he was promoted to President and Chief Operating Officer of Bombardier Recreational Products. In 2001, he made the leap to Bombardier’s aerospace business and rose through the ranks to become President and Chief Operating Officer of Bombardier Aerospace Services Limited. In 2004, in addition to his duties, he was appointed Executive VP of Bombardier Inc. and became a member of its board of directors. It was in 2008 that he was appointed President and Chief Executive Officer of Bombardier Inc., a position he held until 2015. He became Executive Chairman of the board of Bombardier Inc. in 2015, then Chairman in 2017, a role he still holds today. The complete biography of Mr. Beaudoin is available on BRP’s website.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release, including statements relating to the appointment of a new President and Chief Executive Officer for BRP, the transition process with the departing President and Chief Executive Officer, the appointment of a new Chair of the Board, the anticipated impact of the appointment of the new President and Chief Executive Officer on the Company’s strategy and operations and positioning for long-term success, and statements relating to the executive team and their ability to advance the Company’s M28 strategic plan and drive long-term growth to ensure it continues to solidify its position as a leading global powersports OEM, constitute “forward-looking statements” within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes” “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements, by their nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR+ at sedarplus.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release are made as of the date of the press release (or as of the date they are otherwise stated to be made), and are subject to change after such date and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP had annual sales of CA$7.8 billion from over 130 countries and employed approximately 16,500 driven, resourceful people as of January 31, 2025.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Quintrex and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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For media enquiries: Emilie Proulx Media Relations media@brp.com	For investor relations: Philippe Deschênes Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com